LOEB & LOEB LLP
                                 345 Park Avenue
                             New York, NY 10154-0037

Direct Dial: 212-407-4827
Direct Fax:  212-214-0686
Email: dfischer@loeb.com

                                October 26, 2005

Max A. Webb,
Assistant Director
Division of Corporate Finance
Mail Stop -- 3561
Securities and Exchange Commission
Washington DC 20549-0402

                    Re:   AVP, Inc.
                          Amendment No. 5 to Registration Statement on Form SB-2 File No. 333-124084
                          Filed on or about October 26, 2005
                          ------------------------------------------------------

Dear Mr. Webb:

      Oral comments received from the staff regarding the captioned matter and our responses are set forth below.

      1. Include a Recent Developments section, in which you state that a one-for-ten reverse stock split has been authorized but not yet implemented; that any increase in the price of AVP's stock may not be proportionate to the reverse split; and that upon effectuation of the reverse split, AVP will file a post-effective amendment reflecting changed share amounts resulting from the reverse split.

      We have included such a section immediately after the first paragraph of the Prospectus Summary, on the first page of the prospectus.

      2. Refile the legal opinion, as indicated.

      The indication was an error, which we have corrected in the third column of the Exhibit Index, Exhibit 5.1. Also, as we advised the staff, we are refiling Exhibit 3.1, to include an amendment authorized on August 23, 2005.

      3. Provide pro forma information in the financial statements and notes giving retro-active effect to a one-for-ten reverse stock split authorized August 23, 2005, but not yet effectuated. In addition, provide pro forma information for the following schedules:

      1. Securities authorized for issuance under equity compensation plans (page 10)

      2.    Equity compensation (page 11)

      3.    Outstanding equity securities (page 12)

In addition, provide, where shares are commented, whether or not a pro forma effect is disclosed.

We have included such information in each appropriate section of the prospectus.


                                        Cordially,

                                        /s/ David C. Fischer

                                        David C. Fischer